

September 27, 2022

Brian Cree
President and Chief Operating Officer
Vitesse Energy, Inc.
9200 E. Mineral Avenue, Suite 200
Centennial, Colorado 80112

   Re: Vitesse Energy, Inc.
     Draft Registration Statement on Form 10-12B
     Submitted August 30, 2022
     CIK No. 0001944558

Dear Mr. Cree:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, all of the following comments and page references relate to the information statement provided as exhibit 99.1.

Draft Registration Statement on Form 10-12B

Summary
Our Business Strategy, page 3

1. You refer to cash distribution payments during 2019, 2020 and 2021. However, we were unable to locate the amount for 2020 here. Please revise.

2. We note the disclosure that you "are committed to ESG initiatives and seek a culture of improvement in ESG practices." You further state that to help strengthen your ESG performance, you have "implemented compensation practices focused on value creation and aligned with stockholder interests." Revise to provide context for this statement by

substantiating and explaining how your compensation practices strengthen your ESG performance.

Risk Factors, page 25

3.   Please tell us what consideration you have given to including a risk factor regarding your recent net loss.

Inflation could adversely impact our ability to control our costs, including the operating expenses and capital costs of our operators, page 42

4.   You state that inflation could increase your costs and that you might be unable to recover higher costs through higher oil and natural gas prices and revenues. In addition, we note your discussion at page 114 that in 2022 you expect higher costs for materials, services, and personnel. Please update this risk factor and MD&A if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Conditions to the Spin-Off, page 62

5.   We note the question at page 16 "Q: What are the material U.S. federal income tax consequences to me of the Distribution?" and your response indicating that the referenced ruling and opinion are conditions to the completion of the Distribution. Please revise the discussion which follows in the first paragraph after the bulleted list of conditions at pages 15 and 63 to clarify whether waiver of the receipt of either the IRS Ruling or the written opinion of Morgan, Lewis & Bockius LLP may be waived and discuss any material consequences of such waivers. To the extent that a material condition (including but not limited to the tax opinions) is waived or changed, please tell us how the parties intend to communicate such waiver or change to shareholders.

Unaudited Pro Forma Condensed Combined Financial Statements
Basis of Presentation, page 74

6.   The figure for the standardized measure of $601,613 for VE Historical shown on pages 77, 85 and F-41 appears to be inconsistent with the comparable figure of $602,934 shown on page 79 and in the reserves report filed as Exhibit 99.2. Please revise the disclosure to resolve this inconsistency or tell us why a revision is not needed.

7.   We note your description in the submission of pre-spin-off transactions, which appear to result in elimination of all Members' Equity and Redeemable Management Incentive Units. In addition, we note disclosure on page 31 that "Prior to completion of the Spin-Off, we expect to approve an equity incentive plan that will provide for the grant of equity-based awards to our directors, officers and other employees, including equity grants that are expected to be made upon completion of the Spin-Off." Please tell us why

these transactions are not reflected in your pro forma presentation.

Note 1. VO Transaction, page 74

8.   The annual footnotes to the financial statements of Vitesse Energy, LLC state that prior to the spin off transaction, Vitesse Energy, LLC is owned 97.5% by affiliates of Jefferies Financial Group and 2.5% by 3B Energy, an entity owned by Bob Gerrity and Brian Cree. Within the definitions on page v, Vitesse Oil, LLC appears to be owned in the majority by Jefferies Capital Partners and in the minority by Gerrity Bakken, an entity owned by Bob Gerrity. Based on the current equity ownership of Vitesse Energy, LLC and Vitesse Oil, LLC prior to the spin off, please explain and provide detailed support for your conclusions as to whether these entities are under common control. In your response, support your accounting for the VO Transaction as a business combination under the acquisition method of accounting in accordance with FASB ASC 805.

9.   On a related matter, please explain the relationship between Vitesse Oil, LLC and Vitesse Oil, Inc. We note your disclosure on page F-25 that Vitesse Oil, Inc. is a consolidated subsidiary of Vitesse Energy, LLC.

Note 2. Pre-Spin-Off Transactions, page 74

10.   We note you have not recorded pro forma adjustments related to the New Revolving Credit Facility because it is expected to be similar in aggregate size to the Existing Revolving Credit Facility. However, disclose whether pro forma adjustments are required to reflect interest expense under the anticipated interest rate of the New Revolving Credit Facility as compared to the interest expense recorded under the Existing Revolving Credit Facility and Vitesse Oil Revolving Credit Facility.

11.   Please revise to make clear that the estimated transaction costs reflected by pro forma adjustment 2(e) will not recur in the income of the registrant beyond 12 months after the transaction. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

Note 3. Income Taxes, page 75

12.   Please revise your explanation in pro forma adjustment 3(g) to explain the nature of the pro forma adjustments that resulted in the $61.9 million increase to the net deferred tax liability.

Business
Our Company, page 78

13.   Please expand the disclosure in footnote (3) to the tables on pages 79 and 85 to provide the nearest GAAP measure to PV-10. Refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. Additionally, please revise the PV-10 amounts disclosed in the table on page 79 or tell us why they are inconsistent with the reconciliation of PV-10 on page 69.

14.   Please revise your disclosure to remove estimates based on the arithmetic summation of information relating to the individual estimates from proved, probable and/or possible reserve categories, such the disclosure on page 80 of 160,000 MBoe of incremental reserves attributed to drilling locations not currently classified as proved and the disclosure on page 38 that approximately 7.4% of your estimated net proved, probable and possible reserves volumes were classified as proved undeveloped.

Additionally, please remove references to estimates of probable and possible reserves not disclosed in your filing or in Exhibit 99.2, such as the disclosure on page 7 that your estimated proved, probable and possible reserves may prove to be inaccurate and the disclosure on page 35 that your estimated proved, probable and possible reserves are based on many assumptions that may prove to be inaccurate.

For additional guidance on these issues, please refer to Question 105.01 in our Compliance and Disclosure Interpretations ("C&DIs") regarding Oil and Gas Rules and Item 1202(a)(1) of Regulation S-K.

Reserves
Proved Undeveloped Reserves, page 86

15.   Please expand your narrative explanations of the changes in proved undeveloped reserves to reconcile the overall change for each line by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved undeveloped reserves between periods are fully reconciled and explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan, and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reeserves. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

We also note various inconsistencies in the disclosure of the net quantities and the explanations for the revisions to the previous estimates of your proved undeveloped reserves throughout your filing. For example, the disclosure on page 86 indicates a downward revision of 6,875 MBoe related to reducing the number of undeveloped drilling locations due to a slower than expected recovery of rig activity in the Williston Basin; however, the disclosure on page 76 indicates a downward revision of 7,399 MBoe for the same reason. Furthermore, the disclosure on page F-40 indicates a downward revision of 7.4 MMBoe related to the removal of undeveloped drilling locations due to a slower than expected recovery of rig activity in the Williston Basin and downward adjustments resulting from the removal of undeveloped drilling locations related to the SEC 5-year development rule. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

Production, Price and Production Expenses, page 88

16.   Please expand the disclosure of your production, by individual product type, to present the information for each field that contains 15% of more of your total proved reserves for each fiscal period presented. Refer to the disclosure requirements in item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

Drilling and Development Activity, page 89

17.   Please revise your presentation format to present the number of gross and net productive wells at the end of the current fiscal year, expressed separately as either oil wells or gas wells based on the primary product to be produced. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K.

18.   Please expand your disclosure of (i) the number of gross and net productive and dry development and exploratory wells drilled, (ii) the total number of gross and net productive wells, and (iii) the total gross and net developed and undeveloped acreage to include the figures relating to your royalty interests to comply with the disclosure requirements in Item 1205(a) and Items 1208(a) and (b) of Regulation S-K.

Acreage, page 89

19.   Please expand your acreage disclosure to include material concentrations of expiring gross and net undeveloped acreage. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Principal Components of Our Cost Structure
Interest expense, page 100

20.   We note your statement that you incur interest expense that is affected by fluctuations in interest rates and your financing decisions. Please expand your discussion of interest rates to describe their impact on VEs financial condition, including its balance sheet. For example, given rising rates, describe any resulting impacts on accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

Results of Operations, page 102

21.   Please revise the discussion and analysis of operating results where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 303 of Regulation S-K. For example, we note the increase in production expense

on page 106 is attributed to workovers and costs related to infrastructure.

Critical Accounting Policies and Estimates, page 114

22.   Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K and the related Instruction 3 to paragraph (b) of Item 303.

Unit-based Compensation, page 115

23.   We note your reference to the use of a third party valuation expert to determine your fair market value. Please revise your disclosure to identify the expert. Alternatively, you may remove reference to the use of a third party valuation expert.

Certain Relationships and Related Party Transactions, page 132

24.   Disclose in necessary detail here and in the Risk Factors section the potential amount payable to Jefferies in all circumstances due to indemnification. In that regard, at page 26 you include a risk factor titled: "We could have an indemnification obligation to Jefferies if the Distribution were determined not to qualify for tax-free treatment for U.S. federal tax purposes, which could materially adversely affect our business, financial condition and results of operations." The text of the risk factor refers the reader to the forthcoming Certain Relationships disclosure. Also revise the caption to more precisely identify the scope of the risk.

25.   With a view to expanded disclosure, please explain to us in necessary detail the pertinent ownership levels for purposes of the analysis related to a 50% or more ownership change as referenced in the "indemnification obligation" risk factor. That risk factor states in part: "In addition, even if the Distribution were otherwise to qualify as a tax-free transaction ... the Distribution would be taxable to Jefferies ... pursuant to Section 355(e) of the Code if there were a 50% or greater change in ownership of either Jefferies or Vitesse, directly or indirectly, as part of a plan or series of related transactions that included the Distribution.... If the Distribution were taxable to Jefferies due to such a 50% or greater change in ownership, we could be required to indemnify Jefferies for the resulting tax liability. Any such indemnification obligation could materially adversely affect our business, financial condition and results of operations."

Separation and Distribution Agreement, page 132

26.   Once available, please revise to include the material terms of the separation and distribution agreement. We note your disclosure that you "may include additional details on its terms" in an amendment to the Registration Statement on Form 10, of which this Information Statement is a part.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 136

27.   We note the disclosure at page 32 that the rights associated with your common stock will differ from the rights associated with Jefferies common stock and that the rights of Jefferies shareholders are governed by New York law, while the rights of your stockholders will be governed by Delaware law. Given your disclosure at page 32, please revise here to highlight the material differences between New York and Delaware law pertaining to rights of your stockholders .

Notes to the Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Oil and Gas Properties, page F-26

28.   We note your accounting policy stating that "costs associated with the acquisition, drilling, and equipping of successful exploratory wells and costs of successful and unsuccessful development wells are capitalized and depleted, net of estimated salvage values, using the units-of-production method on the basis of a reasonable aggregation of properties within a common geological structural feature or stratigraphic condition, such as a reservoir or field." Please revise your disclosure to clarify your policy for the depletion of capitalized acquisition costs versus capitalized costs of exploratory wells and exploratory-type stratigraphic test wells and capitalized development costs. Refer to FASB ASC 932-360-35-6 and 7.

Note 9 - Related Party Transactions, page F-32

29.   We note the disclosure indicating that Vitesse Energy received its share of fees from JETX of approximately $2.4 million and classified this as a reduction to general and administrative expenses. Please explain your basis for reducing general and administrative expenses for net fees received for the provision of services. Additionally, in your response, please tell us whether the services agreement with JETX is expected to continue after the spin off and how you considered the impact of this agreement in your pro forma financial statements.

Supplemental Oil and Gas Information (Unaudited)
Oil and Natural Gas Reserve Data, page F-39

30.   Please expand your narrative explanations of the changes in total proved reserves to separately identify and quantify each contributing factor, including offsetting factors, so that the changes in net proved reserves between periods are fully reconciled and explained. In particular, disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to

developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in FASB ASC 932-235-50-5. This comment also applies to the disclosure of the changes in proved reserves for Vitesse Energy and Vitesse Oil on pages 76 through 77.

31.   Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-41

32.   Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36. This comment also applies to the disclosure of the standardized measure for Vitesse Energy and Vitesse Oil LLC shown throughout your filing, including the disclosue on pages 77, 79 and 85.

33.   If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise the disclosure throughout your filing to include these costs. Refer to the definition of "Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves" under Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

Exhibits

34.   The disclosure in Exhibit 99.2 does not appear to address all of the requirements of the reserves report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include disclosure addressing the following points:

•   The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

•   An explanation of the types of costs included in the line item "Other Deductions" as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v).

35.   In conjunction with obtaining a revised reserve report, also address the following points:

•   Your filing discloses proved reserves for the fiscal year ended November 30, 2021, based on the unweighted arithmetic average of the first-day-of-the-month price starting December 1, 2020 and ending November 1, 2021, but your third party proved reserve report, filed as Exhibit 99.2, uses an effective date as of December 1, 2021. Please note SEC proved reserve evaluations, based on historical average prices and costs, should use an effective date "as of the end of a time period," e.g. as of November 30, 2021. The reserve report should be revised to conform to the appropriate effective date. Refer to the disclosure requirements in Item 1202(a) of Regulation S-K.

- The reserves report refers to an Appendix under the heading "Reserve Estimation Methods" on page 3 which is not provided. The reserve report should revised to include the Appendix, or alternatively, remove the reference if you do not intend to include this supplemental information with your filed reserve report.

36. We note the discussion on page 4 indicates that a reserve category of PDNP was applied to drilled uncompleted horizontal wells. Please tell the rationale for classifying the reserves attributed to drilled uncompleted wells as developed reserves. Refer to Rule 4-10(a)(6) of Regulation S-X.

General

37. We note the disclosure that your business strategy is focused on creating long-term stockholder value through the profitable acquisition, development and production of oil and natural gas assets at attractive rates of return, while maintaining a strong and conservative balance sheet and distributing a "meaningful and growing portion of [y]our free cash flow to [y]our stockholders." You further disclose that following the Distribution, you expect that Vitesse will pay a "regular cash dividend on a quarterly basis." However, you also disclose at page 6 that although you expect to pay dividends, you cannot provide assurance that you will pay dividends on your common stock, and your indebtedness may limit your ability to pay dividends on your common stock. If you retain such disclosure, please revise your disclosure to explain how you define "meaningful and growing" portion of your free cash flow from operations each quarter, and provide a basis for such disclosure given your current dividend disclosure that you have not adopted, and do not currently expect to adopt, a separate written dividend policy to reflect your Board's policy.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding the engineering comments. Please contact Timothy Levenberg, Special Counsel, at 202-551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation